Filed by Coeur Mining, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Paramount Gold and Silver Corp.

Commission File No.: 001-33630

To: All Coeur Mining Employees

From: Mitch Krebs, President & CEO

Re: Coeur to Acquire Paramount Gold & Silver Corp.

Date: December 17, 2014

This morning, the Company announced that we entered into a merger agreement to acquire the outstanding shares of Paramount Gold and Silver Corp. in an all-stock transaction valued at $146 million.

This acquisition is key to our growth strategy. Paramount has the potential to enhance Coeur’s profile in Mexico and maximize the value and long-term viability of our Palmarejo operations.

Paramount’s San Miguel project, which includes the high-grade Don Ese deposit, covers approximately 299,000 acres surrounding our Palmarejo mine. The Don Ese deposit is expected to provide a low-capital, high-margin, and near-term source of future production to supplement our production from the adjacent Guadalupe mine.

We expect this transaction to lower our overall unit costs, improve our free cash flow in the current metal price environment and provide near-term growth while preserving our liquidity.

We are holding a call with investors and analysts today at 9:00 AM CST to discuss this agreement. The appropriate regulatory filings will be made over the next few months, and this agreement is expected to close in the second quarter of 2015.

Learn more about today’s announcement on Coeur.com.

Additional Information and Where to Find It The proposed transaction will be submitted to Coeur’s stockholders for their consideration. In connection with the proposed transaction, Coeur will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coeur and Paramount that will also constitute a prospectus of Coeur. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Coeur and Paramount file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Coeur free of charge by directing a request to investors@coeur.com.

Participants in Solicitation Coeur and certain of its directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Coeur’s directors and executive officers in Coeur’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 26, 2014, and its proxy statement for its 2014 Annual Meeting, which was filed with the SEC on March 31, 2014. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Coeur in the proposed transaction will be filed with the SEC, and Coeur will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.